PRESS RELEASE                                   For Immediate Release

For further information, please contact:

Mr. Li Chunqing                                 Tel:(86)432-390 3651
Jilin Chemical Industrial Company Limited       Fax:(86)432-302 8126

Ms. Gladys Lee                                  Tel:(852)2838 1162
Fortune China Public Relations Ltd.             Fax:(852)2834 5109

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                ANNOUNCES RESOLUTIONS PASSED AT THE BOARD MEETING

(Jilin City/Hong Kong, 25 October, 2004)-----The board of directors of Jilin Chemical Industrial Company Limited (the "Company") (HKSE: 368, NYSE: JCC) held a meeting on October 25, 2004 at No.9 Longtan Street, Longtan District, Jilin City, Jilin Province, China.

The third quarterly report was approved by the board of directors of the Company. The Company's quarterly financial statements prepared under PRC GAAP were unaudited. During the third quarter of 2004, the Company adopted effective measures to ensure its production facilities operated in a safe and stable manner and at full utilization rate, and seized the opportunity afforded by a rise in the price of its petrochemical products and synthetic rubber products to further boost sales volume of its high margin products, as a result of which the Company's sales revenue and profit increased significantly. For the nine months ended September 30, 2004, the Group processed 4.71 million tons of crude oil. Income from principal operations and net profits were approximately RMB 20,272.60 million and RMB 2,253.46 million, respectively, representing increases of 45% and 547%, respectively, as compared with the same period of 2003. Due to certain PRC preferential income tax policies applicable to the Company, the Company has recorded a better-than-expected net profit for the nine months ended 30 September 2004. Shareholders' equity was RMB 5,533.32 million, representing an increase of 69% as compared with the same period a year ago.

The Company is one of the largest producers of basic chemical and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. Its primary business consists of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber products, chemical fertilizers and other chemical products.

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the PRC economy may not grow at the same rate in future periods as it has in the last several years, or at all, including as a result of the PRC government's macro-economic control measures to curb over-heating; uncertainty as to global economic growth in future periods; the risk that prices of the Company's raw materials, particularly crude oil, will continue to increase but that the Company may not be able to raise its prices accordingly which would adversely affect the Company's profitability; the risk that new marketing and sales strategies may not be effective; the risk that fluctuations in demand for the Company's products may cause the Company to either over-invest or under-invest in production capacity in its major production categories; the risk that investments in new technologies and development cycles may not produce the benefits anticipated by management; the risk that the trading price of the Company's shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in the Company's existing and potential markets; and other risks outlined in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update this forward-looking information, except as required under applicable law.

                                     - End -